Mail Stop 3561

March 15, 2010

Roeloff Boëttger
Chief Executive Officer
Sappi Limited
48 Ameshoff Street
Braamfontein
Johannesburg 2001
Republic of South Africa

> **Re:** **Sappi Limited**
> **Form 20-F**
> **Filed December 11, 2009**
> **File No. 001-14872**

Dear Mr. Boëttger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating and Financial Review and Prospects – Alternative Fuel Mixture Tax Credits, page 69

1. To the extent that definitive U.S. Internal Revenue Service guidance on the taxability of the alternative fuel tax credits is not issued before you file your 2010 Form 20-F, and there remains a known uncertainty, we believe you should provide disclosure for investors to understand the nature and extent of the uncertainties associated with the methods, assumptions, estimates and judgments surrounding the credits, along with the potential impact on your financial

statements, pursuant to Item 5.D. of Form 20-F. Please provide us with the text of the disclosure to be included in your 2010 Form 20-F, as applicable.

Part III

Item 19. Exhibits

2.   We note that you failed to include the attachments, exhibits, or schedules to some of your filed exhibits. Please file a complete copy of Exhibit 4.10, Exhibit 4.12, Exhibit 4.13, Exhibit 4.15, Exhibit 4.16, and Exhibit 4.18 with your next Exchange Act report.

Group Annual Financial Statements

Reports of the Independent Registered Public Accounting Firm, F-2

3.   We note that the reports of your independent registered public accounting firm here and per page 153 do not disclose the city where issued. Please confirm that in future filings on Form 20-F, you will provide a compliant audit report and attestation report on internal control over financial reporting in accordance with Item 2-02(a) of Regulation S-X.

*****

As appropriate, please amend your filing and respond to these comments**.** You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not

Roeloff Boëttger
Sappi Limited
March 15, 2010
Page 3

          foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Ethan Horowitz at (202) 551-3311 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                Sincerely,

                John Reynolds
                Assistant Director